Proposal 1 has passed

Final Proxy Results - Mercury Large Cap Value Fund
1st Meeting Date: April 4, 2003

Record Date: January 31, 2003
As of: April 4, 2003

			Units Voted
		Votes Needed:
		50% + 1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between Mercury Large Cap Value Fund and ML Large Cap Value Fund	303,673	151,838	160,884	5,602	3,021	169,507

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of stockholders representing a majority of the outsanding shares entitled to vote thereon.